UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Eco Stim Energy Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27888D101

(CUSIP Number)

Bienville Capital Managment, LLC
521 5th Avenue, 35th Floor
New York, NY 10175

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

9/22/2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888D101	13D	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Bienville Argentina Opportunities Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.79%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 27888D101	13D	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS BAOF GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.79%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 27888D101	13D	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Bienville Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.79%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 27888D101	13D	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Moonpie Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.79%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 27888D101	13D	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS William Herbert Stimpson, II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.79%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 27888D101	13D	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS Michael Cullen Thompson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.79%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 27888D101	13D	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS Ralph Fayden Reynolds
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.79%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 27888D101	13D	Page 9 of 14 Pages

1.	NAMES OF REPORTING PERSONS Donald Stoltz, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.79%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 27888D101	13D	Page 10 of 14 Pages

Item 1. Security and Issuer

The securities covered by this Schedule 13D relate to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, $0.001 par value, of Eco Stim Energy Solutions, Inc., a Nevada corporation (the "Issuer").  The Issuer’s principal executive office is located at 2930 W. Sam Houston Pkwy No., Suite 275, Houston, TX 77043.

Item 2. Identity and Background

(a) This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by each of the following entities (collectively, “Reporting Persons”):

1.	Bienville Argentina Opportunities Offshore Fund, LP, a Cayman Islands exempted limited partnership (“Argentina Fund”);

2.	BAOF GP, LLC, a Delaware limited liability company (the “General Partner”);

3.	Bienville Capital Management, LLC, a Delaware limited liability company (“Investment Manager”);

4.	Moonpie Management, LLC, a Delaware limited liability company

5.	William Herbert Stimpson, II

6.	Michael Cullen Thompson, Jr.

7.	Ralph Fayden Reynolds

8.	Donald Stoltz, III

(b)	Residence or business address

1.	The Argentina Fund is registered in the Cayman Islands and the address of its principal office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008.

2.	BAOF GP, LLC, is a Delaware limited liability company and its principal office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008.

3.	Bienville Capital Management, LLC, is a Delaware limited liability company and its principal office is located at 521 5th Avenue, 35th Floor New York, NY 10175.

4.	Moonpie Management, LLC, is a Delaware limited liability company and its principal office is 104 Delafield Island Rd. Darien, CT 06820.

5.	The principal residence of William Herbert Stimpson II is 35 Old Norwalk Road New Canaan, CT 06840.

6.	The principal residence of Michael Cullen Thompson, Jr. is 124 31st Street Manhattan Beach CA, 90266.

7.	The principal residence of Ralph Fayden Reynolds is 104 Delafield Island Rd. Darien, CT 06820.

8.	The principal residence of Donald Stoltz, III is 12 Vanderbilt Drive Livingston, NJ 07039.

(c)	Argentina Fund is principally engaged in the business of investing in other companies. The General Partner is principally engaged in the business of serving as the general partner to certain funds, including Argentina Fund. The Investment Manager is principally engaged in the business of providing investment advisory services and consulting services. Moonpie Management, LLC is principally engaged in the business of investing in other entities. Mr. Stimpson, Mr. Thompson, Mr. Reynolds, and Mr. Stoltz are employed by the Investment Manager.

CUSIP No. 27888D101	13D	Page 11 of 14 Pages

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Stimpson, Mr. Thompson, Mr. Reynolds, and Mr. Stoltz are citizens of the United States. The jurisdictions for the Argentina Fund, the General Partner, Investment Manager, and Moonpie Management, LLC, are listed above in subsection a.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price for the common stock covered by this Statement is $12,499,447.51. Argentina Fund funded the purchase price through working capital. Investment Manager is responsible for voting any proxies with respect to the reported securities on behalf of the Argentina Fund.

 Item 4.  Purpose of Transaction

The acquisition of the securities set forth in this Schedule 13D is for investment purposes. Mr. Stoltz was appointed to serve as a member of the Issuer’s Board of Directors on March 7, 2016. None of the Reporting Persons have any plans or proposals that would relate to or result in the following:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of the securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, except as described above;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to those enumerated above.

CUSIP No. 27888D101	13D	Page 12 of 14 Pages

Item 5. Interest in Securities of the Issuer

Item 5(a) and 5(c) are hereby amended and restated to read as follows:

(a)
As of September 28, 2016, the Argentina Fund owned 2,979,534 shares of common stock. The General Partner and Investment Manager could be deemed to be indirect beneficial owners of the reported shares. The General Partner and the Investment Manager disclaim beneficial ownership except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission of beneficial ownership of these securities for Section 16 or for any other purposes.

(b)	The responses to Items 7-13 of the cover page of this Schedule 13D are incorporated herein.

(c)	In the past 60 days, the following transactions were effected by the Investment Manager on behalf of the Argentina Fund:

Transaction Date	Amount	Price Per Share	Broker	Transaction Type
08/17/16	20,000	2.3982	Morgan Stanley & Co	Buy
08/18/16	300,000	2.25	FBR Capital Markets & Co	Buy
08/23/16	50,000	2.4000	Morgan Stanley & Co	Buy
09/13/16	38,683	2.0818	Morgan Stanley & Co	Buy
09/15/16	25,451	2.1190	Morgan Stanley & Co	Buy
09/22/16	50,874	2.2781	Morgan Stanley & Co	Buy

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As discussed in Item 6 above, the Investment Manager is responsible for voting any proxies related to the reported securities on behalf of the Argentina Fund.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit A - Joint Filing Agreement

CUSIP No. 27888D101	13D	Page 13 of 14 Pages

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2016

Bienville Argentina Opportunities Master Fund, LP

By:	BAOF GP, LLC, its General Partner

By:	/s/ Donald Stoltz III
Name:	Donald Stoltz III
Title:	Chief Operating Officer

Bienville Capital Management, LLC, as Investment Manager of Bienville Argentina Opportunities Master Fund, LP

By:	/s/ William H. Stimpson, II
Name:	William H. Stimpson, II
Title:	Managing Member

BAOF GP, LLC, as General Partner of Bienville Argentina Opportunities Master Fund, LP

By:	/s/ Donald Stoltz III
Name:	Donald Stoltz III
Title:	Chief Operating Officer

Moonpie Management, LLC, as controlling shareholder of the Investment Manager and General Partner

By:	/s/ Ralph Fayden Reynolds
Name:	Ralph Fayden Reynolds
Title:	Managing Member

Ralph Fayden Reynolds, as controlling shareholder of Moonpie Management, LLC

By:	/s/ Ralph Fayden Reynolds

William H. Stimpson, II, as controlling shareholder of the Investment Manager and General Partner

By:	/s/ William H. Stimpson, II

M. Cullen Thompson, Jr., as controlling shareholder of the Investment Manager and General Partner

By:	/s/ M. Cullen Thompson, Jr.

Donald Stoltz, III, as Director of the Investment Manager and Board Member of the Issuer

By:	/s/ Donald Stoltz, III

CUSIP No. 27888D101	13D	Page 14 of 14 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each such party.

Dated: September 28, 2016

Bienville Argentina Opportunities Master Fund, LP

By:	BAOF GP, LLC, its General Partner

By:	/s/ Donald Stoltz III
Name:	Donald Stoltz III
Title:	Chief Operating Officer

Bienville Capital Management, LLC, as Investment Manager of Bienville Argentina Opportunities Master Fund, LP

By:	/s/ William H. Stimpson, II
Name:	William H. Stimpson, II
Title:	Managing Member

BAOF GP, LLC, as General Partner of Bienville Argentina Opportunities Master Fund, LP

By:	/s/ Donald Stoltz III
Name:	Donald Stoltz III
Title:	Chief Operating Officer

Moonpie Management, LLC, as controlling shareholder of the Investment Manager and General Partner

By:	/s/ Ralph Fayden Reynolds
Name:	Ralph Fayden Reynolds
Title:	Managing Member

Ralph Fayden Reynolds, as controlling shareholder of Moonpie Management, LLC

By:	/s/ Ralph Fayden Reynolds

William H. Stimpson, II, as controlling shareholder of the Investment Manager and General Partner

By:	/s/ William H. Stimpson, II

M. Cullen Thompson, Jr., as controlling shareholder of the Investment Manager and General Partner

By:	/s/ M. Cullen Thompson, Jr.

Donald Stoltz, III, as Director of the Investment Manager and Board Member of the Issuer

By:	/s/ Donald Stoltz, III